UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 24, 2009
Commission File Number 001-33434
CREDIT SUISSE
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse to be incorporated by reference in the Registration Statement on Form F-3 (file no. 333-158199). Credit Suisse Group AG’s financial release for the second quarter of 2009 (Credit Suisse Financial Release 2Q09) is attached as an exhibit to this Form 6-K and was filed with the US Securities and Exchange Commission (SEC) on July 24, 2009. The Bank is incorporating by reference the Credit Suisse Financial Release 2Q09 (except for the sections entitled “Dear shareholders” and “Investor Information”). On or about August 6, 2009, Credit Suisse will publish and file with the SEC the Financial Report 2Q09, which will include additional disclosures on fair value of financial instruments, derivatives and hedging activities, investment securities and transfers of financial assets and variable interest entities.

Unless the context otherwise requires, reference herein to “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.
The Credit Suisse Financial Release 2Q09 contains information for the three and six months ended June 30, 2009. The Group's independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the three and six months ended June 30, 2009 and the Group has not finalized its Financial Report for the period. Accordingly, such financial information is subject to completion of quarter-end procedures which may result in changes to that information.

Forward-Looking Statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2008 (the Credit Suisse 2008 20-F), and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data

Selected operations statement information

in	2Q09	2Q08	% change	6M09	6M08	% change

Statements of operations (CHF million)

Net revenues	8,666	7,696	13	16,090	9,899	63

Provision for credit losses	300	35	–	472	186	154

Compensation and benefits	4,247	3,921	8	8,548	7,018	22

General and administrative expenses	1,898	1,485	28	3,432	3,050	13

Commission expenses	461	525	(12)	888	1,060	(16)

Total other operating expenses	2,359	2,010	17	4,320	4,110	5

Total operating expenses	6,606	5,931	11	12,868	11,128	16

Income/(loss) from continuing operations before taxes	1,760	1,730	2	2,750	(1,415)	–

Income tax expense/(benefit)	155	285	(46)	963	(303)	–

Income/(loss) from continuing operations	1,605	1,445	11	1,787	(1,112)	–

Income/(loss) from discontinuing operations	13	(5)	–	(19)	1	–

Net income/(loss)	1,618	1,440	12	1,768	(1,111)	–

Less net income/(loss) attributable to noncontrolling interests	(84)	211	–	(1,771)	41	–

Net income/(loss) attributable to shareholders	1,702	1,229	38	3,539	(1,152)	–

of which from continuing operations	1,689	1,234	37	3,558	(1,153)	–

of which from discontinued operations	13	(5)	–	(19)	1	–

Selected balance sheet information

end of	2Q09	4Q08	% change

Balance sheet statistics (CHF million)

Total assets	1,072,184	1,151,669	(7)

Share capital	4,400	4,400	0

For additional information on the condensed consolidating statements of operations for the three and six months ended June 30, 2009 and 2008 and the condensed consolidating balance sheets as of June 30, 2009 and December 31, 2008, refer to Note 25 – Subsidiary guarantee information in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Release 2Q08. For a detailed description of factors that affect the results of operations of the Bank, refer to II – Operating and financial review – Operating environment in the Credit Suisse 2008 20-F and I – Credit Suisse results – Operating environment in the Credit Suisse Financial Release 2Q09.

BIS statistics

end of	2Q09	4Q08	% change

Capital (CHF million)

Tier 1 capital	35,036	34,192	2

of which hybrid instruments	11,977	11,897	1

Total BIS eligible capital	47,451	47,839	(1)

Capital ratios (%)

Tier 1 ratio	15.7	13.9	–

Total capital ratio	21.3	19.5	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Clariden Leu [1]	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now [2]	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

1 Formed as of January 1, 2007 by the merger of the private banks Clariden Bank, Bank Leu, Bank Hofmann and BGP Banca die Gestione Patrimoniale, and the securities dealer Credit Suisse Fides. 2 Formed as of January 3, 2007 as a subsidiary of Credit Suisse Group. The operations comprising BANK-now were previously recorded in the Bank.

Comparison of selected operations statement information

		Bank		Group

in	2Q09	2Q08	2Q09	2Q08

Statements of operations (CHF million)

Net revenues	8,666	7,696	8,603	8,050

Total operating expenses	6,606	5,931	6,786	6,156

Income from continuing operations before taxes	1,760	1,730	1,507	1,849

Income from continuing operations	1,605	1,445	1,541	1,549

Net income attributable to shareholders	1,702	1,229	1,571	1,215

of which from continuing operations	1,689	1,234	1,558	1,220

Comparison of selected operations statement information

		Bank		Group

in	6M09	6M08	6M09	6M08

Statements of operations (CHF million)

Net revenues	16,090	9,899	16,709	11,052

Total operating expenses	12,868	11,128	13,142	11,545

Income/(loss) from continuing operations before taxes	2,750	(1,415)	3,074	(689)

Income/(loss) from continuing operations	1,787	(1,112)	2,127	(531)

Net income/(loss) attributable to shareholders	3,539	(1,152)	3,577	(933)

of which from continuing operations	3,558	(1,153)	3,596	(934)

Comparison of selected balance sheet information

		Bank		Group

end of	2Q09	4Q08	2Q09	4Q08

Balance sheet statistics (CHF million)

Total assets	1,072,184	1,151,669	1,092,904	1,170,350

Total liabilities	1,023,521	1,105,520	1,042,085	1,123,129

For information on the operating and financial review and prospects of the Bank, refer to I – Credit Suisse results on pages 6 to 17, II – Results by division on pages 20 to 46 and III – Overview of results and assets under management on pages 48 to 52. These sections are included in the Credit Suisse Financial Release 2Q09.

Treasury and Risk Management
For information on the Bank’s treasury and risk management, refer to IV – Treasury and Risk management on pages 54 to 66 of the Credit Suisse Financial Release 2Q09.

Exhibits
No. Description

99.1 Credit Suisse Financial Release 2Q09

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE
(Registrant)

Date: July 24, 2009

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer